

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2023

Oran Holtzman
Chief Executive Officer
ODDITY Tech Ltd.
8 Haharash Street
Tel Aviv-Jaffa, 6761304, Israel

> **Re: ODDITY Tech Ltd.**
> **Amendment No. 8 to Draft Registration Statement on Form F-1**
> **Submitted June 8, 2023**
> **CIK No. 0001907085**

Dear Oran Holtzman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 8 to Draft Registration Statement on Form F-1

Recent Developments
Estimated Selected Preliminary Results for the Three Months Ended June 30, 2023 (unaudited), page 8

1. With regard to the reconciliation for the three months ended June 30, 2023 of estimated Operating Income to Adjusted EBITDA, please address the following:
   - Tell us why it is appropriate to adjust for Taxes on income as that amount is not included in either Operating income or Adjusted EBITDA.
   - The reconciliation to Adjusted EBITDA should be from the most directly comparable GAAP measure, which appears to be Net Income. If you are unable to estimate Net Income, please tell us why the terminology "Adjusted EBITDA" is consistent with

the Non-GAAP C&DI Question 100.05.

Management's Discussion and Analysis
Non-GAAP Financial Measures, page 92

2.   We read your response and revised disclosures to our previous comment 1 and continue to believe that the non-GAAP adjustment for the founders' incentive plan is inconsistent with the guidance under Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation as it is a recurring (i.e. over multiple periods) cash expense related to growing your business as a result of such incentive bonuses being provided due to the revenues generated from Spoiled Child. As such, please revise accordingly.

Founder Option Agreements, page 163

3.   Please revise your disclosure here to clarify whether each of Mr. Holtzman and Ms. Holtzman-Erel will be granted option awards for 257,188 Class A ordinary shares or whether both Mr. Holtzman and Ms. Holtzman-Erel will be granted option awards for a total of 257,188 Class A ordinary shares to be divided between them. Please also disclose the exercise price of the option awards.

Notes to Consolidated Financial Statements for the Three Months Ended March 31, 2023
Note 11: Subsequent Events, page F-45

4.   Please disclose the anticipated accounting treatment for the acquisition of Revela Inc.

     You may contact Sasha Parikh at 202-551-3627 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Alison Haggerty